================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                                 449294206
(Title of class of securities)                                (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000

                                January 19, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)

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77968.0003

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
                ss. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                             76-0657668
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               00
                ------------------------------------------------------------------------------------------------------





                                        2

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Timothy J. Gollin
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                               ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------







                                       3

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------


                     This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D filed on December 29, 2000, as amended by Amendment No. 1 filed on January 12, 2001 (the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin") and Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin the "TSP Managers"; and, together with Gollin and TSP the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     The source of working capital of TSP used to purchase Shares is the capital contributions of its members.

                     The term "deal" as used in Gollin's agreement in the phrase "final deal structure" means the capitalization of TSP. The term "deal" as used in Gollin's agreement in the phrase "when the deal is completed" means the making and subsequent return of the investment in TSP.

                     Except as indicated above, the information set forth in
Item 3 of the Schedule 13D remains unchanged.

ITEM 4.    PURPOSE OF THE TRANSACTION

                     On January 19, 2001, the Company telecopied a letter, dated January 18, 2001 (the "ICO January 18 Letter") to O'Sullivan in his capacity as a manager of TSP that reads as follows:

ICO Letterhead
                                                   11490 Westheimer, Suite 1000
                                                           Houston, Texas 77077
                                                                   281-721-4200


Mr. Christpher N. O'Sullivan                              January 18, 2001
Manager
Travis Street Partners, LLC
910 Travis, Suite 2150
Houston, TX 77002

Dear Mr. O'Sullivan:

                     In response to your letter of January 12, the Board of Directors of ICO Inc. is committed to building value for all ICO shareholders, and is studying strategic alternatives to achieve that goal. ICO has retained Bear, Stearns & Co. Inc. to assist us in that review.

                     We are surprised that you ask what was unacceptable about the process you proposed in your December 20 letter. Your letter threatened ICO with a costly and disruptive proxy contest, unless ICO agreed with 48 hours to pursue a transaction with you for ICO or its oilfield services business on the terms you had laid down in your letter, and entered into a definitive agreement to sell the Company or the oilfield services business to you by December 31. To us, that is not a process designed to maximize value for ICO shareholders; instead, it smacks of extortion.

                     You asked about ICO's shareholder rights plan. That plan was implemented to assist the directors in carrying out their responsibilities to shareholders. For example, it was intended to prevent a party that is interested in the Company or its valuable assets from being able to buy control on the cheap and to end up in a position to sell those assets to itself or its affiliates, or to someone else at a profit. Based on your own message board postings, it seems to us that this may be exactly what you have in mind.

                     The shareholders rights are designed to enhance the directors' ability to undertake an uncoerced review of strategic alternatives - such as the review in which we are now engaged.

                     Be assured that we are working to build value for all ICO shareholders. We intend to follow a process that, in our judgment, is best designed to achieve that objective.



                                                  Yours sincerely,

                                                  ICO, Inc.

                                   * * * * * *

                     On January 19, 2001, in response to the ICO January 18 Letter, the TSP Managers delivered a letter to the Company that reads as follows:

TRAVIS STREET PARTNERS,  LLC                                 910 TRAVIS STREET
                                                                    SUITE 2150
                                                         HOUSTON,  TEXAS 77002
                                                              FAX 713 759 2040
                                                              tel 713 759 2030
                                                  WWW.TRAVISSTREETPARTNERS.COM

VIA FAX AND MAIL

January 19,  2001

The Board of Directors
ICO,  Inc.
11490 Westheimer
Suite 1000
Houston TX 77077

Ladies and Gentlemen:

This morning, we were entertained to receive Dr. Asher "Al" O. Pacholder's January 18, 2001 letter, in which he accuses us of "extortion" because we told him we were ready to offer shareholders an 80% premium to market value to acquire ICO, Inc.

It's ironic that Dr. Pacholder, who has presided over an 82% decline in ICO's market capitalization since 1997 and an 80% decline in tangible net worth per share since 1995, would view a $2.85 all-cash offer as "extortion".

But let's consider the source. This is the same Dr. Asher "Al" O. Pacholder who hired four members of his family to manage ICO and has paid them $7 million of shareholder money over the last five years while accumulating losses of $17 million.

In response to the other specifics of Dr. Pacholder's letter, we comment as follows:

           - The proxy contest. Dr. Pacholder complains about our "threat" to commence a costly proxy contest. As we have said before, we agree that proxy contests are expensive and should be unnecessary. Thus, if Dr. Pacholder sincerely desires to maximize shareholder value, we urge him to enter into meaningful dialogue with us and any other qualified bidder to arrange for a sale of the Company at the earliest possible date.

           - Competent investment banking advice. We applaud ICO's decision to retain investment banking assistance to evaluate all strategic alternatives with respect to ICO. But we also congratulate ourselves for prompting this review. Only on December 22, 2000, two days after we requested a reply to our $2.85 per share Offer Letter, did ICO finally decide to explore its "strategic alternatives". To demonstrate to all shareholders the focus of this investment banking engagement, we urge the Board of Directors to disclose the terms under which its advisers will be compensated. Specifically, we would welcome incentive-based arrangements which motivate the investment banker to obtain the highest possible value for shareholders through a sale of the company. Too many times, engagements of investment bankers are structured to support management. It would be refreshing to see ICO's Board of Directors actively seeking a sale of the Company in a success fee-oriented engagement letter.

                     In view of the control Dr. Pacholder appears to exercise over the Board of Directors, and to ensure that an equitable, open process is conducted which is fair to all shareholders, the non-Pacholder members of the Board of Directors, perhaps in conjunction with independent shareholders, should obtain independent investment banking advice at the Company's expense. In view of this Company's record of Pacholder-focused governance, in our opinion, shareholders need to protect themselves from the Pacholders just as much as they need protection from all-cash bids.

           -         The Shareholder Rights Plan (the "Poison Pill"). Dr.
                     Pacholder has accused us of trying to get control of ICO inexpensively, and he defends the Poison Pill as a legitimate defense to a takeover. Quite frankly, considering that he and his family personally own less than 3% of the stock, we find it amusing that he, of all people, is accusing us of trying to buy control of ICO on the cheap.

                     Actually, we're just interested in getting the company sold, and we've risked real money to do so. Our Offer Letter speaks for itself. If the Company feels our offer is inadequate, it should conduct an orderly auction of the Company to maximize shareholder value. We believe our Offer Letter is fair. If there are competitive bids out there, we welcome them.

                     As we have said before, we are ready to make a fully financed offer as soon as the Company's Poison Pill is dismantled. (If we actually say we are "offering" to buy the Company, the language in the Poison Pill may allow the Pacholders to invoke the Poison Pill, which, if valid, would effectively allow the Pacholders to dilute our equity holdings to zero.)

           - Dr. Pacholder says he is working to build shareholder value. We can only assume that the $1.6 million in compensation (which included about $600,000 in raises and bonuses) he paid his family last year is part of that effort. Given that compensation to Pacholder family members last year was five times ICO's earnings for common shareholders, shareholders should be concerned. If he continues to `build' shareholder value as he has in the past, we wish he'd stop right now.

           - Travis Street Partners and shareholder value. As investors can see on our website, in our SEC filings, and in our postings to Yahoo's ICOC message board, we've made our agenda and our objectives for ICO very clear to the investor community. ICO has yet to define its own program.

                     Without Travis Street Partners, we think ICO shareholders would be closer to where they were around December 5, 2000, when the common stock traded at $1.00 per share, instead of $2.25, where it closed yesterday. In the last six weeks, we've done more for shareholder value than Dr. Pacholder has done in the last six years.

When this Board of Directors is ready to enter into meaningful dialogue with us with respect to the sale of the company, and specifically to respond to the economic terms of our December 20, 2000 Offer Letter, we are ready to discuss the merits of our offer and the various ways through which value can be maximized for all shareholders.

Alternatively, considering the Company's record and the support we have received from shareholders thusfar, we will look forward to having those discussions later this year, when, as we expect, shareholders will overwhelmingly vote for change at ICO by electing our director slate to sell the Company to the highest bidder.

Very truly yours,

TRAVIS STREET PARTNERS, LLC

Timothy J. Gollin, Manager

                                   * * * * * *


                     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: January 19, 2001

                                      TRAVIS STREET PARTNERS, LLC

                                      By: /s/ Christopher N. O'Sullivan
                                          ------------------------------------
                                          Christopher N. O'Sullivan, Manager



                                          /s/ Timothy J. Gollin
                                          ------------------------------------
                                          Timothy J. Gollin



                                          /s/ Christopher N. O'Sullivan
                                          ------------------------------------
                                          Christopher N. O'Sullivan